EX-99.B8.g.
Amendment to Participation Agreement

This Amendment to that certain Participation Agreement ("Agreement"), is entered into by and among DAVIS VARIABLE ACCOUNT FUND, INC., a Maryland Corporation (the "Company"), Davis Distributors, LLC, a Delaware Limited Liability Company ("Davis Distributors") and ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (the "Insurance Company") is effective this 1st day of September, 2015.

WHEREAS, the Insurance Company, pursuant to the Agreement, purchases shares of Portfolios of the Company on behalf of the Insurance Company's Accounts to fund certain Contracts issued by the Insurance Company; and

WHEREAS, the Company, Davis Distributors, and the Insurance Company (each a "Party" and, together, the "Parties") seek to enter into this Amendment in order to permit the Parties to deliver the Company's Summary Prospectuses pursuant to the requirements of Rule 498 ("Rule 498") as promulgated under the Securities Act of 1933;

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the Parties agree as follows:

1.
Capitalized terms used herein but not defined shall have their respective meanings set forth in the Agreement.  For purposes of this Amendment, the terms "Summary Prospectus" and "Statutory Prospectus" shall have the same meanings as set forth in Rule 498.

2.	The Agreement is amended to provide as follows:

a.
The Company represents, warrants and covenants that the availability of the Company's Statutory Prospectuses and certain other Company documents will comply with all applicable requirements of Rule 498, including, in particular, paragraph (e).

b.
(i) The Company shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners' requests for additional Company documents made directly to the Company.
 (ii) The Insurance Company shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners' requests for additional Company documents made directly to the Insurance Company.  In connection with the Insurance Company's obligation to deliver the documents pursuant to a request made directly to it, the Insurance Company shall obtain all such documents from the website maintained by Company and/or Davis Distributors for purposes of complying with Rule 498(e), and shall not alter, in any way, such documents.

c.
The Insurance Company represents and warrants that any bundling and delivery of Summary Prospectuses and Statutory Prospectuses will be compliant with Rule 498(c) and the greater prominence requirements of 498(f)(2).

3.	The Parties agree that all other provisions of the Agreement, including the indemnification provisions, will apply to the terms of this Amendment as applicable.

4.
The parties agree that the Insurance Company is not required to use or distribute Summary Prospectuses to its Contract owners, but rather use of the Summary Prospectus will be at the discretion of the Insurance Company.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized officer.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA ("Insurance Company") by its authorized officer,

By: /s/ Brian J. Muench
Brian J. Muench
Title: Vice President, Investments
Date: 8-25-15

DAVIS VARIABLE ACCOUNT FUND, INC. ("Company") by its authorized officer,

By: /s/ Ryan Charles
Ryan Charles
Title: Vice President
Date: 9-3-2015

DAVIS DISTRIBUTORS, LLC ("Davis Distributors") by its authorized officer,

By: /s/ Ryan Charles
Ryan Charles
Title: Vice President
Date: 9-3-2015